SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release March 22, 2006 at 14:50

Review by the CEO at UPM’s Annual General Meeting

Speaking at the company’s Annual General Meeting today, President and CEO Jussi Pesonen discussed the company’s near-term outlook and dealt with changes in the business environment and their long-term effect on UPM.

“With the exception of coated magazine grades, demand for printing papers has developed well this year. Prices were raised somewhat in the contract negotiations around the turn of the year. The price rises introduced for newsprint were successful, whereas those for coated grades were clearly disappointing. In uncoated woodfree paper the prices have slightly increased. Particulary in converting but also in wood products, the year has started positively,” said Mr Pesonen.

“We expect our profitability to be better this year than last. However, after four consecutive unsatisfactory years our starting level is low. The profitability measures taken earlier have not resulted in a turnaround. All we have managed to do is to compensate for the sharp increase in costs. The programme to improve UPM’s profitability announced recently will be reflected in the company’s result in 2007.”

“We have been informing our various stakeholders about the changing business environment since autumn 2004. During last year we reported on the worrying trend in profitability at our Finnish mills on numerous occasions, including the Annual General Meeting. The purpose of UPM’s programme is to secure profitability and competitiveness in the new business environment. UPM can develop its operations and create sustainable prosperity only if its business is financially solid,” said Mr Pesonen.

The CEO’s address to the AGM is available in full at www.upm-kymmene.com > Investor Relations.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations